Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

July 6, 2020

Ms. Stacie Gorman

Ms. Pam Long

Office of Real Estate & Construction

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Re:	Therapeutics Acquisition Corp. Form S-1/A Filed July 6, 2020 File No. 333-239196

Dear Mses. Gorman and Long:

This letter is confidentially submitted on behalf of Therapeutics Acquisition Corp. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1/A filed on July 6, 2020 (the “Registration Statement”), as set forth in the Staff’s letter dated July 6, 2020 to Peter Kolchinsky, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 2. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 2 (marked to show changes from the Amendment No. 1 to the Registration Statement).

Ms. Gorman

Ms. Long

Securities and Exchange Commission

July 6, 2020

Form S-1

Please add disclosure that unlike other SPAC IPOs, investors in the Company’s offering will not receive warrants that would become exercisable following completion of the Company’s initial business combination. If factors for determining not to offer warrants would be material to investors, or would present material risks, please address this in additional disclosures as appropriate.

We respectfully advise the Staff that we have added additional disclosure affirmatively stating that investors in the offering of the Company’s common stock pursuant to the Registration Statement will not include warrants that would become exercisable following completion of the Company’s initial business combination on the cover page, page 8 and page 10. The Company believes that all material matters, including risks, related to the purchase of the Company’s common stock in the offering without warrants that would become exercisable following completion of the Company’s initial business combination are fully disclosed in the Registration Statement.

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Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (650) 752-3152.

Sincerely,

Daniel Espinoza, Esq.

Enclosures:

cc: Peter Kolchinsky, Ph.D., Chief Executive Officer, Therapeutics Acquisition Corp.
Matthew Hammond, Ph.D., Chief Financial Officer, Therapeutics Acquisition Corp.
Jocelyn Arel, Esq., Goodwin Procter LLP